Notification of Availability of Investor Materials

Dear Investor:

Please find attached your form of voting instruction form for the Annual and Special Meeting of shareholders of Energy Fuels Inc. (the “Corporation”) to be held at the offices of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario Canada M5H 3Y4 on Wednesday, May 21, 2014 at 2:00 pm (Toronto time) (the “Meeting”).The following matters will be reviewed and voted upon at this meeting:

•	Election of directors, as detailed on page 3 of the management information circular of the Corporation dated March 26, 2014 (the “Management Information Circular”)
•	Appointment of auditors, as detailed on page 9 of the Management Information Circular
•	Ratifying By-law No. 2 of the Corporation, as detailed on page 9 of the Management Information Circular
•	Ratifying an amendment to the By-laws of the Corporation to add an advance notice requirement for nominations of directors by shareholders, as detailed on page 11 of the Management Information Circular
•	Other business as may be properly brought before the meeting

Under recent changes to Canadian securities rules, Canadian companies are no longer required to distribute physical copies of certain annual meeting related materials such as management information circulars and annual financial statements to their investors. Instead, they may post electronic versions of such material on a website for investor review. This process, known as “notice-and-access”, directly benefits the Corporation through a substantial reduction in both postage and material costs and also helps the environment through a decrease in paper documents that are ultimately discarded.

Electronic copies of investor materials related to this meeting may therefore be found at and downloaded from www.meetingdocuments.com/cst/EFR. We have added features that will make searching for relevant sections and specific items a much easier process than finding this information in the paper versions of these documents.

You have a number of options to vote your proxy:

•	Fax your signed proxy to 1-866-781-3111
•	Return your signed proxy by mail using the enclosed business reply envelope
•	Scan and send your signed proxy to proxy@canstockta.com.

However you choose to vote, we must receive your vote by no later than 5:00 pm (Toronto time) on May 19, 2014, or if the Meeting is adjourned, no later than 10:00 am. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned. We also strongly encourage you to first review the matters under discussion for the meeting as described in the Management Information Circular at www.meetingdocuments.com/cst/EFR.

Should you wish to receive paper copies of investor materials related to this meeting, or have any questions, please contact us at 1-888-433-6443 or fulfilment@canstockta.com prior to May 7, 2014 and we will send them within three business days, giving you sufficient time to vote your proxy. Following the Meeting, the documents will remain available at the website listed above for a period of one year.